Skullenwink LLC

ANNUAL REPORT

14825 E SHEA BLVD STE 101
FOUNTAIN HILLS, AZ 85268
(480) 292-9541
bonehausbrewing.com

This Annual Report is dated April 30, 2026.

BUSINESS

Skullenwink LLC (dba "Bone Haus Brewing" or the "Company"), a Limited Liability Company organized under the laws of the state of Arizona that manufactures, distributes and sells beer and other beverages such as craft soda, coffee and other merchandise, both through wholesale and retail channels.

The Company's business model consists of selling beer through wholesale channels focused on bars, restaurants, mass-retailers, bottle shops, casinos and other attractions as well as through retail channels direct to the end consumer via a retail tap room and online sales. Our beer is sold across Arizona at bars, restaurants, mass-retailers, bottle shops, casinos and other attractions like Total Wine & More, AJ's Market, and Whole Foods, as well as growing direct-to-consumer business online and in the tap room. The Company has established a well-developed brand that deeply resonates with customers and is incredibly unique, unlike any other brewery. The Company is managed by a very experienced team led by two former executives from Fender Musical Instruments and Microsoft, respectively and includes professional project managers, social media influencers, Cicerones and marketing/sales career professionals. Skullenwink LLC is doing business as Bone Haus Brewing and is experiencing strong growth with overall sales climbing over 30% YoY from 2019 to 2020 and wholesale sales over 120% YoY from 2019 to 2020 during the pandemic and now overall sales are growing 75% year-over-year in 2021 thus far.

Previous Offerings

Name: Class A Membership Units
Type of security sold: Equity
Final amount sold: $0.00
Number of Securities Sold: 6,700,000
Use of proceeds: Executive Voting Shares
Date: February 13, 2018
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATION**

Operating Results – 2025 Compared to 2024

Circumstances which led to the performance of financial statements:

Year ended December 31, 2025 compared to year ended December 31, 2024

Revenue: Our revenue has increased but our expenses have outpaced the revenue growth leading to a non-profitable situation.

Cost of Revenue: Cost of Revenue varies depending on the product being sold due to differences in ingredient costs as well as different point of sale prices. There is also higher margin on beer sold in our tap room as opposed to beer sold for distribution. On average our beers cost approximately $0.08 per oz to produce and we sell them on average for approximately $0.44 per oz in the tap room and $0.12 per oz to our distributor and other wholesale accounts. This cost factors in raw ingredients, packaging and labor.

Gross Margins: Currently we are running with a gross margin of 70-80% for beer sold in our tap room and 25-30% for beer sold to our distributor. Industry standard margins for craft beer are 20-30% so we are in line with those numbers.

Historical results and cash flows:

The historical results and cash flows demonstrated in this document are representative of the current industry's climate. The business has seen positive revenue values year after year since being formed in 2018 however rising costs have created a negative cash flow situation. The demand for our product has been increasing due to a number of factors including social media presence, event attendance, internal sales team and external distribution. The plans for 2026 include focusing on quality and increase marketing spends to drive higher margin sales in the tap room. By creating efficiencies in our brew process we hope to reduce our cost per oz of product and ensure that it is repeatable across brews.

Liquidity and Capital Resources

At December 31, 2025, the Company had cash of 22966.

Debt

Creditor: Chase Bank
Outstanding balance: $99,745.86
Interest rate: 6.6%

Creditor: Chase Bank
Outstanding balance: $41,034.09
Interest rate: 18.99%

Creditor: Ascentium Capital
Outstanding balance: $68,565.87
Interest rate: 9.73%

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Keith Chapman

Keith Chapman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder / Chief Marketing Officer
• Dates of Service: February 2015 — Present
• Responsibilities: Sales, Marketing, Business Development, Tap Room Operations. Not currently taking a salary.

Other business experience in the past three years:

• Employer: Fishman Transducers
Title: Product Strategist
Dates of Service: February 2015 — November 2019
Responsibilities: Product development and product development process improvements

---

Name: Andy Weiner

 Andy Weiner's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

• Position: Co-Founder / Chief Operations Officer
• Dates of Service: February 2015 — Present
• Responsibilities: Production, Supply Chain, Not currently taking a salary.

Name: Lydia Pineault

 Lydia Pineault's current primary role is with iTether. Lydia Pineault currently services approximately 20 hour(s) per week in their role with the Issuer.

Positions and offices currently held with the issuer:

• Position: Corporate Secretary / Project Manager
• Dates of Service: June 2021 — Present
• Responsibilities: Corporate compliance, project management, operations. Not currently taking a salary.

Other business experience in the past three years:

• Employer: Bank of America
Title: Relationship Manager
Dates of Service: March 2018 — March 2019
Responsibilities: customer relation management
• Employer: iTether
Title: Project Manager
Dates of Service: April 2019 — Present
Responsibilities: project management, software implementation

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2025, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units
Stockholder Name: Keith Chapman
Amount and nature of Beneficial ownership: 3,350,000
Percent of class: 50%

Title of class: Class A Units
Stockholder Name: Andy Weiner
Amount and nature of Beneficial ownership: 3,350,000
Percent of class: 50%

RELATED PARTY TRANSACTIONS

The Company has not conducted any related party transactions.

OUR SECURITIES

The Company has authorized Class A Units and Class B Units.

Class A Units
• Authorized: 6,700,000
• Outstanding: 6,700,000
• Voting Rights: Except as may be provided in this Certificate of Incorporation or required by law, the Class A Units shall have voting rights in the election of directors and on all other matters presented to stockholders, with each holder of Class A Units being entitled to one vote for each share of Class A Units held of record by such holder on such matters.
• Material Rights: The Class A Members have certain rights of first refusal and buyout rights with respect to the other Class A Members, which are not applicable to the Class B Units. Please refer to the Operating Agreement attached as an Exhibit to this Form C for more information.
Class B Units
• Authorized: 1,100,000
• Outstanding: 0

What it means to be a minority holder

As a minority holder of Class B Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.
  If the company decides to issue more units, an investor could experience value dilution, with each units being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

RISK FACTORS

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Units in the amount of up to $ 1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in the Use of Proceeds.

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Units. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The Class B Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a non-voting, minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render

our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the TTB (Alcohol and Tobacco Tax and Trade Bureau) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Industry Risks

We are subject to extensive government regulation; changes in or violations of law or regulations could materially adversely affect our business and profitability.

Our business of producing and distributing alcoholic beverages is subject to extensive regulation by national and local governmental agencies and United States of America authorities. These regulations and laws address such matters as licensing and permit requirements, competition and anti-trust matters, trade and pricing practices, taxes, distribution methods and relationships, required labeling and packaging, advertising, sales promotion and relations with wholesalers and retailers. Also, new regulations or requirements or increases in excise taxes, customs duties, income taxes, or sales taxes could materially adversely affect our business, financial condition and results of operations.

In addition, we are subject to numerous environmental and occupational, health and safety laws and regulations. We may also incur significant costs to maintain compliance with evolving environmental and occupational, health and safety requirements, to comply with more stringent enforcement of existing applicable requirements or to defend against challenges or investigations, even those without merit. Future legal or regulatory challenges to the industry in which we operate or to us or our business practices and arrangements could give rise to liability and fines, or cause us to change our practices or arrangements, which could have a material adverse effect on us, our revenues and our profitability.

Governmental regulation and supervision as well as future changes in laws, regulations or government policy (or in the interpretation of existing laws or regulations) that affect us, our competitors or our industry generally strongly influence our viability and how we operate our business. Complying with existing regulations is burdensome, and future changes may increase our operational and administrative expenses and limit our revenues. For example, we are currently required to have permits to produce and distribute our products to wholesalers. Many of these permits, such as our general permit for wholesale trade, must be renewed when they expire. Although we believe that our permits will be renewed upon their expiration, there is no guarantee that such will be the case. Revocation or non-renewal of permits that are material to our business could have a material adverse affect on our business. Additionally, our permits may be revoked prior to their expiration date due to non payment of taxes or violation of health requirements. Therefore, our business would be materially and adversely affected if there were any adverse changes in relevant laws or regulations or in their interpretation or enforcement. Our ability to introduce new products and services may also be affected if we cannot predict how existing or future laws, regulations or policies would apply to such products or service.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage
alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An, including, but not limited to, import taxes. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Disruptions in supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results.

Our business depends on frequent deliveries of ingredients and other products. We believe that we shall have adequate sources of supplies for ingredients and products to support our operations, there are many factors which could cause shortages or interruptions in the supply of ingredients and products, including, but not limited to, weather, unanticipated demand, labor, production or distribution problems, quality issues, costs, a recurrence of the COVID-19 outbreak or the outbreak of other pandemics. Any of these events or conditions may adversely affect the ability of suppliers to fulfill their obligations, which may negatively affect our restaurant operations. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.
Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of

alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising.

Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

The coronavirus (COVID-19) or other pandemic could adversely affect our financial results, operations and outlook for an extended period of time.

We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.

The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:
(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on November 10, 2025.

Skullenwink LLC

By /s/ *Keith Chapman*

Title: CEO

By /s/ *Keith Chapman*

Name: <u>Keith Chapman</u>

Title: CEO

By /s/ *Keith Chapman*

Name: <u>Keith Chapman</u>

Title: CFO

Exhibit A
FINANCIAL STATEMENTS

ASSETS		2025
Current Assets		
Checking/Savings		
10010 · Operating Chase CHK (#6136)	$	341.15
10011 · Operating First Citizens #6541	$	13,695.45
10021 · First Citizen Sales&Event #6613	$	26.50
10026 · First Citizen Merch. #6605	$	124.00
10013 · Cash safe & Petty Cash	$	1,392.00
10014 · Square register	$	492.24
10025 · Chase-Merchandise Sales #0693	$	0.73
10030 · Square Savings Account	$	6,894.69
Total Checking/Savings	$	22,966.76
Other Current Assets		
12100 · Inventory on Hand-Value $32,910	$	13,493.26
13000 · A/R Distribution Product	$	7,161.00
Total Other Current Assets	$	20,654.26
Total Current Assets	$	43,621.02
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
20015 · Chase Business Credit Card	$	4,879.82
Total Credit Cards	$	4,879.82
Other Current Liabilities		
20018 · Square Note Payable	$	20,991.99
20020 · Sales Tax Liability	$	11,286.34
20024 · Accrued TPP Excise Tax	$	675.50
Total Other Current Liabilities	$	32,953.83
Total Current Liabilities	$	37,833.65
Long Term Liabilities		
20006 - Newtek SBA Loan	$	365,706.01
Total Long Term Liabilities	$	365,706.01
Total Liabilities	$	403,539.66
Equity		
30099 · Common Stock-A Shares	$	10,000.00
31000 · Common Stock B-Shares Equity		
31010 · Costs of Capital Raise	$	(201,776.00)
31000 · Common Stock B-Shares Equity - Other	$	806,961.23

Total 31000 · Common Stock B-Shares Equity	$	605,185.23
32000 · Retained Earnings	$	(759,174.93)
Net Income	$	(360,837.99)
Total Equity	$	(359,918.64)
TOTAL LIABILITIES & EQUITY	$	43,621.02

2025		Income Statement	
Revenue			
	CCD	$	49,928.00
	Online Sales	$	6,900.26
	Self Distro	$	156,575.99
	Tap Room	$	373,844.99
	Misc Income	$	126,526.18
	Gross Revenue	**$**	**713,775.42**
Cost of Goods			
	COGs - Total	$	219,558.11
	Gross Profit (Loss)	**$**	**494,217.31**
Expenses			
	401k Contribs	$	9,635.62
	Accounting	$	12,280.33
	Bank Charges	$	7,641.80
	Chargebacks	$	7,330.57
	Charity	$	4,282.70
	Debt Service	$	66,844.35
	Insurance (Liability)	$	8,949.77
	Insurance (Workmans Comp)	$	2,478.46
	Licenses and Fees	$	27,221.18
	Marketing	$	7,647.09
	Meals	$	1,951.36
	Musicians/Brewga	$	63,635.79
	Office/Bar Expense	$	27,719.32
Q4 2024	Payroll Taxes	$	102,186.56
	Shipping	$	10,716.02
	Rent	$	89,406.09
	Sales Tax	$	42,277.87
	Shipping	$	10,716.02
	Travel	$	3,111.21
	Utilities	$	26,280.61
	Wages	$	322,742.58
	Total Expenses	**$**	**855,055.30**
	Net Operating Income (Loss)	**$**	**(360,837.99)**

OPERATING ACTIVITIES	2025
Net Income	$ (360,837.99)
Adjustments to reconcile Net Income	
to net cash provided by operations:	
12100 · Inventory on Hand-Value $22,429	$ 13,493.26
13000 · A/R Distribution Product	$ 7,161.00
20015 · Chase Business Credit Card	$ 4,879.82
20018 · Square Note Payable	$ 20,991.99
20020 · Sales Tax Liability	$ (11,286.34)
20024 · Accrued TPP Excise Tax	$ (675.50)
Net cash provided by Operating Activities	$ (326,273.76)
INVESTING ACTIVITIES	
15095 · Accumulated Depreciation	$ 5,328.01
18095 · Accumulated Amortization	$ 93,398.65
Net cash provided by Investing Activities	
FINANCING ACTIVITIES	
23015 · Note Payable-FC Working Cap.	$ (37,893.06)
23016 · Less Current Portion LTD	$ -
Net cash provided by Financing Activities	$ (37,893.06)
Net cash increase for period	$ (227,547.10)
Cash at beginning of period	
Cash at end of period	

SKULLENWINK, LLC, DBA BONE HAUS BREWING
An Arizona C-Corporation
Statement of Changes in Shareholder Equity

	Shareholder Equity		
	$ Amount	Retained Earnings $(Deficit)	Total Shareholder $Equity
Ending Balance 12/31/24	$615,185	($631,087)	($15,902)
Net Loss		($360,838)	($360,838)
Ending Balance 12/31/25	$615,185	($991,925)	($376,740)

NOTE 1 – NATURE OF OPERATIONS

Skullenwink LLC dba Bone Haus Brewing was formed on May 11, 2015 ("Inception") in the State of Arizona. The financial statements of Skullenwink LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fountain Hills, Arizona.

Skullenwink LLC, doing business as Bone Haus Brewing, is a microbrewery in Fountain Hills, Arizona that specializes in brewing high-quality craft beer and craft soda under a unique brand story based on the legends and lore of local Arizona history from the late 1800s. The Company also sells merchandise including apparel, homeware, glassware, and a variety of packaged food items such as coffee, snacks, and sauces. The Company has four main sales channels including tap room retail sales, online sales through bonehausbrewing.com, self-distribution of craft beer and craft soda in the state of Arizona, and sales through two Arizona distributors ranging from Flagstaff and other parts of northern Arizona to Phoenix metro areas.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2024 and 2025. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from multiple channels including tap room beverage sales, wholesale distribution sales, and retail merchandise when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Arizona state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
Long Term Debt: $365,706

The company currently holds $365,706 in long-term debt which is composed of an SBA loan used for Restructuring of debt, purchasing production equipment and expenses related to business expansion.

Short Term Debt: $4,880
The company currently holds $4,880 in short-term debt which consists of credit card.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

We are currently committed to the following supplier contracts and property lease:

Hop Contracts
Freestyle Hops – remaining $1000 for 2026
Yakima Chief Hops – remaining $12,000 for 2026
Billy Goat Hops – remaining $1000 for 2026

Property Lease
Property at 14825 E. Shea Blvd., Suite 101, Fountain Hills, AZ 85268 – remaining 16 months at $65,059

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
The Company did not issue any authorized common stock in the year 2025.

NOTE 6 – RELATED PARTY TRANSACTIONS

There are no related party transactions to report for 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2016 through April 1, 2026, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

I, Keith Chapman, the CEO of Skullenwink LLC dba Bone Haus Brewing, hereby certify that the financial statements of Skullenwink LLC and notes thereto for the periods ending December 31, 2024 and December 31, 2025 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2025 the amounts reported on our tax returns were total income of $ $713,775; taxable income of -$360,837.99 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the April 29, 2025.

_____ (Signature)

CEO (Title)

April 29, 2026 (Date)